Filed Pursuant to Rule 424(b)(3)

Registration No. 333-111249

Prospectus Supplement to Prospectus dated March 2, 2004.

3,600,000 Shares

Anteon International Corporation

Common Stock

This is a public offering of common stock of Anteon International Corporation. All of the 3,600,000 shares are being offered by the selling stockholders.

The common stock is listed on the New York Stock Exchange under the symbol “ANT”. The last reported sale price of the common stock on October 28, 2004 was $41.26 per share.

See “Risk Factors” beginning on page 3 of the accompanying prospectus to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Goldman, Sachs & Co. has agreed to purchase the common stock from the selling stockholders at a price of $39.02 per share which will result in $140,472,000 of proceeds to the selling stockholders.

Goldman, Sachs & Co. may offer the common stock in transactions in the over-the-counter market or through negotiated transactions at market prices or at negotiated prices.

Goldman, Sachs & Co. expects to deliver the shares against payment in New York, New York on November 3, 2004.

Goldman, Sachs & Co.

Prospectus Supplement dated October 29, 2004.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the attached prospectus. We have not authorized anyone to provide you with different information. If this prospectus supplement is inconsistent with the attached prospectus, you should rely on this prospectus supplement. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement and the related prospectus. Because it is a summary, it may not contain all the information that is important to you. To understand this offering fully, you should read this entire prospectus supplement and the related prospectus carefully, including the financial statements and the documents incorporated by reference herein.

The Company

We are a leading provider of information technology solutions, systems engineering and integration services to government clients as measured by revenue. We design, integrate, maintain and upgrade state-of-the-art information systems for national defense, intelligence, emergency response and other high priority government missions. We also provide many of our government clients with the systems analysis, integration and program management skills necessary to manage their mission systems development and operations. We have broad service competencies that include strengths in intelligence systems, emergency response management, logistics modernization, secure identification and access management solutions, training, platform and weapons systems engineering support, ballistic missile defense, healthcare services and government enterprise solutions. We have a broad client and contract base and a diverse contract mix. As of September 30, 2004, we served over 1,000 U.S. federal government clients in more than 50 government agencies, as well as state and foreign governments.

Our principal executive offices are located at 3211 Jermantown Road, Suite 700, Fairfax, Virginia 22030, and our telephone number is (703) 246-0200.

Recent Developments

The following are our unaudited financial results for the three and nine months ended September 30, 2004 and 2003.

Our revenues for the third quarter of 2004 increased 16.7% to $325.6 million from $279.1 million for the comparable period in 2003. Operating income for the third quarter increased 21.9% to $27.7 million from $22.7 million for the comparable period in 2003. Net income for the third quarter increased 54.0% to $16.8 million versus $10.9 million in the comparable period in 2003. Earnings per share on a fully diluted basis was $0.45 versus $0.30 in the comparable quarter in 2003, an increase of 50.0%. Earnings per share of $0.45 for the third quarter of 2004 included a one time after tax benefit of $1.0 million related to a settlement from a prior acquisition. Excluding this benefit, earnings per share on an operating basis was $0.42. Accounts receivable days sales outstanding at September 30, 2004 was 70 days.

Our revenues for the nine months ended September 30, 2004 increased 20.5% to $917.9 million from $761.8 million reported in the comparable period in 2003. Operating income for the nine months ended September 30, 2004 increased 25.0% to $76.1 million versus $60.9 million for the comparable period in 2003. Net income for the nine months ended September 30, 2004 increased 47.9% to $44.8 million from $30.3 million for the comparable period in 2003. Earnings per share on a fully diluted basis was $1.21 versus $0.82 in the first nine months of 2003, an increase of 47.6%.

The following table sets forth certain statement of operations data for the three months ended September 30, 2004 and 2003.

	Three Months Ended September 30, 2004	Three Months Ended September 30, 2003	Percentage Change
	(all data in thousands, except EPS)
	(unaudited)
Revenues	$325,581	$279,080	16.7%

Costs of revenues	280,898	240,689
General and administrative expenses	16,473	14,969
Amortization of intangible assets	542	723

Operating income	27,668	22,699	21.9%
Operating margin	8.5%	8.1%

Other income	939	—
Secondary offering expenses	—	798
Interest expense	1,831	3,831
Minority interest in (earnings) losses	9	(18)

Pretax income	26,785	18,052	48.4%
Income tax	9,936	7,109

Net income	$16,849	$10,943	54.0%

Cash flow from operations	17,784	17,054	4.3%
Tax rate	37.1%	39.4%

Basic shares	35,817	34,970
Diluted shares	37,253	37,084
EPS, basic	$0.47	$0.31	51.6%
EPS, diluted	$0.45	$0.30	50.0%

The following table sets forth certain statement of operations data for the nine months ended September 30, 2004 and 2003.

	Nine Months Ended September 30, 2004	Nine Months Ended September 30, 2003	Percentage Change
	(all data in thousands, except EPS)
	(unaudited)
Revenues	$917,892	$761,764	20.5%

Costs of revenues	791,152	656,695
General and administrative expenses	48,720	42,388
Amortization of intangible assets	1,901	1,763

Operating Income	76,119	60,918	25.0%
Operating margin	8.3%	8.0%

Other income	943	—
Secondary offering expense	—	798
Interest expense	5,575	10,384
Minority interest	(26)	(50)

Pretax income	71,461	49,686	43.8%
Income tax	26,613	19,359

Net income	$44,848	$30,327	47.9%

Cash flow from operations	48,246	40,826	18.2%
Tax rate	37.2%	39.0%

Basic shares	35,630	34,710
Diluted shares	37,201	36,816
EPS, basic	$1.26	$0.87	44.8%
EPS, diluted	$1.21	$0.82	47.6%

The following table sets forth certain balance sheet data as of September 30, 2004 and December 31, 2003.

	As of September 30, 2004 (unaudited)	As of December 31, 2003	$ Change
	(all data in thousands)
ASSETS
Cash and cash equivalents	$14,647	$2,088	$12,559
Accounts receivable, net	257,384	222,937	34,447
Other current assets	16,983	19,566	(2,583)

Property and equipment, net	12,864	12,759	105
Goodwill net	246,708	212,205	34,503
Intangible and other assets, net	15,625	9,725	5,900

Total assets	$564,211	$479,280	$84,931

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable, accrued expenses and other current liabilities	$145,000	$123,521	$21,479
Indebtedness	165,000	158,776	6,224
Deferred revenue	16,236	11,783	4,453
Other long-term liabilities	13,628	10,498	3,130

Total liabilities	339,864	304,578	35,286

Minority interest in subsidiaries	236	210	26
Stockholders’ equity	224,111	174,492	49,619

Total liabilities and stockholders’ equity	$564,211	$479,280	$84,931

The Offering

Common stock offered	3,600,000 shares by the selling stockholders.

Common stock outstanding as of September 30, 2004	35,857,313 shares.

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividends

We have not in the past distributed any cash dividends on our common stock and currently have no plans to do so. The declaration of future dividends is, however, subject to the discretion of our board of directors in light of all relevant factors, including earnings, financial conditions and capital requirements. In addition, our ability to declare and pay dividends on our common stock is restricted by covenants in our credit facility.

New York Stock Exchange symbol	ANT

Unless we specifically state otherwise, the information in this prospectus:

•	excludes, in the number of shares of common stock to be outstanding after this offering, options to purchase 3,168,844 shares of common stock subject to options that were outstanding at September 30, 2004, at a weighted-average exercise price of approximately $15.67 per share.

Risk Factors

For a discussion of certain risks that should be considered in connection with an investment in our common stock, see “Risk Factors” in the prospectus and in our periodic reports filed with the Securities and Exchange Commission.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference forward-looking statements. Forward-looking statements relate to future events or our future financial performance. All projections contained in this prospectus supplement are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology like “may,” “will,” “should,” “expects,” “plans,” “projects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to:

•	total estimated remaining contract value;

•	our expectations regarding the U.S. federal government’s procurement budgets and reliance on outsourcing of services; and

•	our financial condition and liquidity, as well as future cash flows and earnings.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus supplement to conform these statements to actual results and do not intend to do so. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the following:

•	the integration of acquisitions without disruption to our other business activities;

•	changes in general economic and business conditions;

•	changes in U.S. federal government procurement laws, regulations, policies and budgets;

•	the number and type of contracts and task orders awarded to us;

•	technological changes;

•	our ability to attract and retain qualified personnel;

•	competition;

•	our ability to retain our contracts during any rebidding process; and

•	the other factors outlined under “Risk Factors.”

SELLING STOCKHOLDERS

The following table sets forth information about the selling stockholders’ beneficial ownership of our common stock as of September 30, 2004 (such information has been provided by the selling stockholders) and after the sale of the common stock offered by each selling stockholder, assuming all such shares are sold. The numbers presented under “Shares of Common Stock Beneficially Owned After the Offering” assume that all of the shares offered by the selling stockholders are sold and that the selling stockholders acquire no additional shares of our common stock before the completion of this offering. We will pay all expenses incurred with respect to the registration and sale of the shares of common stock owned by the selling stockholders, other than underwriting fees, discounts or commissions, which will be borne by the selling stockholders.

The percentage of outstanding shares beneficially owned is based on 35,857,313 shares of common stock outstanding as of September 30, 2004.

The address of each beneficial owner listed on the table below is c/o Caxton-Iseman Capital, Inc., 500 Park Avenue, New York, New York 10022.

	Shares Beneficially Owned(1)		Number of Shares Being Offered	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Shares	%		Shares	%
Azimuth Technologies, L.P.(2)(3)	5,843,828	16.3%	2,529,292	2,883,050	8.0%
Azimuth Tech. II LLC(2)(3)	2,110,595	5.9%	637,848	1,041,261	2.9%
Georgica (Azimuth Technologies), Inc.(2)(3)	7,104,134	19.8%	687	3,504,821	9.8%
Frederick J. Iseman(2)(3)	7,105,490	19.8%	687	3,505,490	9.8%
Robert A. Ferris(4)	611,845	1.7%	—	301,854	*
Ferris Family 1987 Trust(4)	611,845	1.7%	309,991	301,854	*
Steven M. Lefkowitz(5)	239,800	*	105,142	118,305	*
SML Family Investors LLC(5)	32,277	*	16,353	15,924	*

*	Less than 1%.
(1)	Determined in accordance with Rule 13d-3 under the Exchange Act.
(2)	Frederick J. Iseman is the chairman of our board of directors and a director. By virtue of Mr. Iseman’s indirect control of Azimuth Technologies, L.P., Azimuth Tech. II LLC and Georgica (Azimuth Technologies), Inc., which are the investment partnerships organized by Caxton-Iseman Capital, he is deemed to beneficially own the 6,252,489 shares held by these entities. Mr. Iseman has (i) sole voting and dispositive power over 6,253,845 shares of our common stock, and (ii) shared voting and dispositive power over the 851,645 shares of our common stock held in the aggregate by the Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC and may be deemed to be the beneficial owner thereof.
(3)	Includes 611,845, 239,800 and 32,277 shares beneficially held by the Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC, respectively. The Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC are parties to a stockholders agreement with Azimuth Technologies, L.P. and Azimuth Tech. II LLC with respect to the shares of our common stock held by them. Pursuant to the terms of this stockholders agreement, the Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC are required to vote all of their shares of common stock at the direction of Azimuth Technologies, L.P. and Azimuth Tech. II LLC, and are bound by specified transfer restrictions.
(4)	Represents 611,845 shares held by the Ferris Family 1987 Trust, of which Mr. Ferris, a director of ours, is trustee, and with respect to which Mr. Ferris shares voting and dispositive power with Azimuth Technologies, L.P., Azimuth Tech. II LLC and Mr. Iseman. Excludes shares held by Azimuth Technologies, L.P. and Azimuth Tech. II LLC of which the Ferris Family 1987 Trust is, respectively, a limited partner and a non-managing member.

(5)	Includes 32,277 shares held by SML Family Investors LLC, a limited liability company affiliated with Mr. Lefkowitz, a director of ours. Excludes shares held by Azimuth Technologies, L.P. and Azimuth Tech. II LLC of which he is, respectively, a limited partner and a non-managing member. Includes 239,800 shares with respect to which Mr. Lefkowitz shares voting and dispositive power with Azimuth Technologies, L.P., Azimuth Tech. II LLC and Mr. Iseman.

UNDERWRITING

The company, the selling stockholders and Goldman, Sachs & Co. have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, Goldman, Sachs & Co. has agreed to purchase all of the 3,600,000 shares offered hereby.

Goldman, Sachs & Co. is committed to take and pay for all the shares being offered, if any are taken.

Goldman, Sachs & Co. proposes to offer the shares of common stock from time to time for sale in one or more transactions in the New York Stock Exchange, or the “NYSE,” in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. In connection with the sale of the shares of common stock offered hereby, Goldman, Sachs & Co. may be deemed to have received compensation in the form of underwriting discounts. Goldman, Sachs & Co. may effect such transactions by selling shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from Goldman, Sachs & Co. and / or purchasers of shares of common stock for whom they may act as agents or to whom they may sell as principal. In addition, Goldman, Sachs & Co. may receive from purchasers of the shares normal brokerage commissions in amounts agreed with such purchasers.

The company, the selling stockholders and certain of our directors have agreed with Goldman, Sachs & Co. not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of Goldman, Sachs & Co.

In connection with the offering, Goldman, Sachs & Co. may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by Goldman, Sachs & Co. of a greater number of shares than it is required to purchase in the offering. Goldman, Sachs & Co. will need to close out any short sale by purchasing shares in the open market. Goldman, Sachs & Co. is likely to create a short position if it is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by Goldman, Sachs & Co. in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

Goldman, Sachs & Co. has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the Closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and Goldman, Sachs & Co. has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The company will pay all expenses incurred with respect to the registration and sale of the shares of common stock owned by the selling stockholders, other than underwriting fees, discounts or commissions, which will be borne by the selling stockholders. The company estimates that these expenses it will pay will be approximately $125,000.

The company and the selling stockholders have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.

Goldman, Sachs & Co. and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion sets forth the material expected United States federal income and estate tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” We assume in this discussion that you will hold our common stock sold in this offering as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all aspects of taxation that may be relevant to particular non-U.S. holders in light of their personal investment or tax circumstances or to persons that are subject to special tax rules. In particular, this discussion does not address the U.S. federal income tax considerations applicable to non-U.S. holders subject to special rules, such as certain financial institutions, tax-exempt entities, real estate investment trusts, regulated investment companies, insurance companies, partnerships or other pass-through entities, persons who have ceased to be United States citizens or to be taxed as resident aliens, dealers in securities or currencies, persons holding notes in connection with a hedging transaction, “straddle,” conversion transaction or a synthetic security or other integrated transaction, or holders whose “functional currency” is not the United States dollar. In addition, this discussion does not include any description of any alternative minimum tax consequences, gift tax consequences, or the tax laws of any state, local or foreign government that may be applicable to non-U.S. holders of our common stock. This discussion is based on current provisions of the Code, U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the “IRS”) and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction or under any applicable tax treaty.

For purposes of this discussion, a U.S. person means any one of the following:

•	a citizen or individual resident of the U.S.;

•	a corporation (including any entity treated as a corporation for U.S. tax purposes) or partnership (including any entity treated as a partnership for U.S. tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S., other than a partnership treated as a foreign entity under U.S. Treasury regulations;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (A) that is subject to the primary supervision of a U.S. court and that has one or more United States persons who have the authority to control all substantial decisions of the trust; or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes under applicable Treasury regulations.

Dividends

We do not anticipate paying cash dividends on our common stock in the foreseeable future. If distributions are paid on shares of our common stock, however, such dividends will generally be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty if we have received proper certification of the application of such income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the U.S. or, if provided in an applicable income tax treaty, dividends that are attributable to a permanent establishment in the United States, are not subject to the U.S. withholding tax, but are instead taxed in the manner applicable to U.S. persons. In that case, we will not have to withhold U.S. federal withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the U.S. may be subject to a branch profits tax at a 30% rate, or a lower rate specified in an applicable income tax treaty.

Gain on disposition

A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, in which case, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•	the non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the taxable year of the sale, exchange or other disposition and certain other requirements are met; or

•	Foreign Investment in Real Property Tax Act, or “FIRPTA,” withholding is required because:

our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the period during which you hold our common stock or the five-year period ending on the date on which you dispose of shares of our common stock; and

assuming that our common stock constitutes a U.S. real property interest and is regularly traded on an established securities market for tax purposes, you held, directly or indirectly, at any time within the five-year period preceding the disposition, more than 5% of our common stock.

We believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

Individual non-U.S. holders who are subject to U.S. tax because the holder was present in the U.S. for 183 days or more during the year of disposition are taxed on their gains (including gains from sale of our common stock and net of applicable U.S. losses from sale or exchanges of other capital assets incurred during the year) at a flat rate of 30%. Other non-U.S. holders who may be subject to U.S. federal income tax on the disposition of our common stock will be taxed on such disposition in the same manner in which citizens or residents of the U.S. would be taxed. In addition, if any such gain is taxable because we are or were a USRPHC, the buyer of our common stock will be required to withhold a tax equal to 10% of the amount realized on the sale.

U.S. federal estate taxes

Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information reporting and backup withholding

Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be subject to backup withholding at a rate currently equal to 28%.

The payment of the proceeds of the disposition of common stock by a non-U.S. holder to or through the U.S. office of a broker generally will be reported to the IRS and subject to backup withholding unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption and the broker has no actual knowledge to the contrary. The payment of the proceeds on the disposition of common stock by a non-U.S. holder to or through a non-U.S. office of a broker generally will not be subject to backup withholding or reported to the IRS. If, however, the broker is a U.S. person or has certain enumerated connections with the U.S., the proceeds from such disposition generally will be reported to the IRS (but not subject to backup withholding) unless certain conditions are met.

Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of information reporting and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current U.S. Treasury regulations.

The foregoing discussion is included for general information only. Each prospective purchaser is urged to consult his or her tax advisor with respect to the United States federal income tax and federal estate tax consequences of the ownership and disposition of common stock, including the application and effect of the laws of any state, local, foreign or other taxing jurisdiction.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP will pass upon the validity of the common stock offered by this prospectus supplement and the accompanying prospectus for us. The underwriter has been represented by Cravath, Swaine & Moore LLP. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented certain of the Caxton-Iseman stockholders from time to time.

PROSPECTUS

ANTEON INTERNATIONAL CORPORATION

11,105,490 Shares of

Common Stock

We may sell, from time to time, up to 4,000,000 shares of common stock. In addition, the selling stockholders identified in this prospectus may sell, from time to time, up to 7,105,490 shares of common stock. We will not receive any proceeds from the sales of common stock by the selling stockholders. We and the selling stockholders may offer for sale the shares covered by this prospectus directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices, including in satisfaction of certain existing contractual obligations. For additional information on the methods of sale, you should refer to the section of this prospectus entitled “Plan of Distribution.”

We will provide more specific information about the terms of an offering of these shares of common stock in supplements to this prospectus. If any underwriters, broker-dealers or agents are involved in any offering, the names of such underwriters, broker-dealers or agents and any applicable commissions or discounts will be described in a supplement to this prospectus.

Our common stock is listed on the New York Stock Exchange under the trading symbol “ANT.” On March 1, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $30.05.

See “ Risk Factors” on page 3 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 2, 2004.

No person is authorized to give any information or to make any representations other than those contained in this prospectus or any accompanying prospectus supplement in connection with the offer made by this prospectus or any prospectus supplement, and, if given or made, such other information or representations must not be relied upon as having been authorized by us, or by any underwriter, dealer or agent.

In this prospectus, “we,” “us,” “our” and “Anteon” refer to Anteon International Corporation and its subsidiaries. “Selling Stockholders” refers to the selling stockholders named in the section of this prospectus entitled “Selling Stockholders” and their transferees after the date of this prospectus.

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INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus incorporates documents by reference that are not presented in or delivered with this prospectus. This is known as “incorporation by reference.” The following documents, which have been filed by us with the Securities and Exchange Commission, or the “SEC” (File No. 001-31258), are incorporated by reference into this prospectus:

•	our Annual Report on Form 10–K for the fiscal year ended December 31, 2002, filed with the SEC on March 11, 2003;

•	our Quarterly Report on Form 10–Q for the quarterly period ended March 31, 2003, filed with the SEC on May 1, 2003;

•	our Quarterly Report on Form 10–Q for the quarterly period ended June 30, 2003, filed with the SEC on August 1, 2003;

•	our Quarterly Report on Form 10–Q for the quarterly period ended September 30, 2003, filed with the SEC on October 29, 2003;

•	our current reports on Form 8–K, filed with the SEC on April 23, 2003, April 30, 2003, May 29, 2003, July 29, 2003 (amending current report on Form 8-K filed on May 29, 2003), July 30, 2003 and December 23, 2003;

•	the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on March 4, 2002, including any amendment or report filed for the purpose of updating this description; and

•	the description of our preferred stock purchase rights contained in our registration statement on Form 8-A, filed with the SEC on March 4, 2002, including any amendment or report filed for the purpose of updating this description.

In addition, all documents filed by us under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering are incorporated by reference into, and are deemed to be a part of, this prospectus from the date of filing of those documents. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the SEC, including any information furnished pursuant to Items 9 or 12 of Form 8-K.

You should rely only on the information contained in this document or that information to which we have referred you. We have not authorized anyone to provide you with any additional information.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this prospectus are not themselves specifically incorporated by reference in this prospectus, then the exhibits will not be provided.

Requests for any of these documents should be directed to:

Investor Relations

Anteon International Corporation

3211 Jermantown Road, Suite 700

Fairfax, Virginia 22030

Telephone: (703) 246-0200

This prospectus also relates to preferred stock purchase rights attached to the common stock offered hereby. References in this prospectus to common stock shall be deemed to include the preferred stock purchase rights attached thereto.

THE COMPANY

We are a leading provider of information technology solutions, systems engineering and integration services to government clients as measured by revenue. We design, integrate, maintain and upgrade state-of-the-art information systems for national defense, intelligence, emergency response and other high priority government missions. We also provide many of our government clients with the systems analysis, integration and program management skills necessary to manage their mission systems development and operations. We have broad service competencies that include strengths in intelligence systems, emergency response management, logistics modernization, secure identification and access management solutions, training, platform and weapons systems engineering support, ballistic missile defense, healthcare services and government enterprise solutions. We have a broad client and contract base and a diverse contract mix. As of December 16, 2003, we served over 1,000 U.S. federal government clients in more than 50 government agencies, as well as state and foreign governments.

From the year ended December 31, 1996 through the year ended December 31, 2002, we increased revenues from $141.8 million to $825.8 million, at a compound annual growth rate of 34%. For the nine months ended September 30, 2003, our revenues increased by $152.9 million, or 25.1%, to $761.8 million, from $608.9 million for the nine months ended September 30, 2002. Our revenues grew organically by approximately 17% to $802.7 million for the year 2002 from $688.7 million for the year 2001. Our revenues also grew organically by approximately 23% to $620.0 million for the year 2001 from $504.0 million for the year 2000. We define organic growth as the increase in revenues excluding the revenues associated with acquisitions, divestitures and closures of businesses in comparable periods. We believe organic growth is a useful supplemental measure to revenue. Management uses organic growth as part of its evaluation of core operating results and underlying trends.

RECENT DEVELOPMENTS

On November 20, 2003, we launched a cash tender offer to purchase any and all of our $75.0 million principal amount outstanding 12% senior subordinated notes due 2009, or the “12% Notes,” and a related consent solicitation to eliminate substantially all of the restrictive covenants of the indenture governing the 12% Notes and to make certain other amendments to the indenture. On December 5, 2003, having received the requisite consents from the holders of the 12% Notes, we executed a supplemental indenture with respect to the amendments, which became operative upon our completion of the offer to purchase, which occurred on December 23, 2003. We purchased $73.1 million in aggregate principal amount of the 12% Notes. We funded our purchase of the 12% Notes from borrowings under our existing credit facility, or the “Credit Facility,” which was amended on December 23, 2003 to provide for a new $150.0 million Term B Loan facility, and the reduction of the applicable interest rates under, and an extension of the maturity to December 2008 of, our Revolving Loan facility. Proceeds from our new Term B Loan facility were used to repay our then-existing Term A Loan facility, reduce borrowings under our Revolving Loan facility and to fund our purchase of the 12% Notes. We incurred a one-time charge of approximately $7.2 million of interest expense in connection with the purchase of the 12% Notes as a result of the bond premium and consent payment paid to holders and the recognition of approximately $2.1 million of deferred financing costs.

Our principal executive offices are located at 3211 Jermantown Road, Suite 700, Fairfax, Virginia 22030, and our telephone number is (703) 246-0200.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus and in our other filings with the SEC, before buying shares of our common stock. Any of the risk factors we describe below could severely harm our business, financial condition and operating results. The market price of our common stock could decline if one or more of these risks and uncertainties develop into actual events. You may lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS

U.S. Federal Government Contracting Risks—Our business could be adversely affected by significant changes in the contracting or fiscal policies of the U.S. federal government.

We derive substantially all of our revenues from contracts with the U.S. federal government or subcontracts under U.S. federal government prime contracts, and we believe that the success and development of our business will continue to depend on our successful participation in U.S. federal government contract programs. Accordingly, changes in U.S. federal government contracting policies could directly affect our financial performance. Among the factors that could materially adversely affect our U.S. federal government contracting business are:

•	budgetary constraints affecting U.S. federal government spending generally, or specific departments or agencies in particular, and changes in fiscal policies or available funding;

•	changes in U.S. federal government programs or requirements;

•	curtailment of the U.S. federal government’s use of technology services firms;

•	the adoption of new laws or regulations;

•	technological developments;

•	U.S. federal governmental shutdowns and other potential delays in the government appropriations process;

•	delays in the payment of our invoices by government payment offices due to problems with, or upgrades to, government information systems, or for other reasons;

•	competition and consolidation in the information technology industry; and

•	general economic conditions.

These or other factors could cause U.S. federal governmental agencies, or prime contractors where we are acting as a subcontractor, to reduce their purchases under contracts, to exercise their right to terminate contracts or not to exercise options to renew contracts, any of which could have a material adverse effect on our financial condition and operating results. Many of our U.S. federal government customers are subject to stringent budgetary constraints. We have substantial contracts in place with many U.S. federal departments and agencies, and our continued performance under these contracts, or award of additional contracts from these agencies, could be materially adversely affected by spending reductions or budget cutbacks at these agencies.

Early Termination of Contracts—Our U.S. federal government contracts may be terminated by the government at any time prior to their completion, and if we do not replace them, our operating results may be harmed.

We derive substantially all of our revenues from U.S. federal government contracts and subcontracts under U.S. federal government prime contracts that typically are awarded through competitive processes and span one or more base years and one or more option years. The option periods typically cover more than half of the contract’s potential duration. U.S. federal government agencies generally have the right not to exercise these option periods. In addition, our contracts typically also contain provisions permitting a government client to terminate the contract on short notice, with or without cause. A decision not to exercise option periods or to terminate contracts would reduce the profitability of these contracts to us.

Upon contract expiration, if the customer requires further services of the type provided by the contract, there is frequently a competitive rebidding process and there can be no assurance that we will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract. The unexpected termination of one or more of our significant contracts could result in significant revenue shortfalls. The termination or nonrenewal of any of our significant contracts, short-term revenue shortfalls, the imposition of fines or damages or our suspension or debarment from bidding on additional contracts could harm operating results for those periods.

Most U.S. federal government contract awards are subject to protest by competitors. If specified legal requirements are satisfied, these protests require the U.S. federal agency to suspend the contractor’s performance of the newly awarded contract pending the outcome of the protest. These protests could also result in a requirement to resubmit bids for the contract or in the termination, reduction or modification of the awarded contract.

Contracts Subject to Audit—Our business could be adversely affected by a negative audit by the Defense Contract Audit Agency. We could be required to reimburse the U.S. federal government for costs that we have expended on our contracts and our ability to compete successfully for future contracts could be materially impaired.

The Defense Contract Audit Agency, or the “DCAA,” and other government agencies routinely audit and investigate government contracts. These agencies review a contractor’s performance on its contract, cost structure and compliance with applicable laws, regulations and standards. The DCAA also reviews the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allocated to a specific contract will not be reimbursed, while such costs already reimbursed must be refunded. Therefore, a DCAA audit could materially affect our competitive position and result in a substantial adjustment to our revenues. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with the U.S. federal government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us. If we were suspended or debarred from contracting with the U.S. federal government generally, or any significant agency in the intelligence community or Department of Defense, if our reputation or relationship with government agencies were impaired, or if the government otherwise ceased doing business with us or significantly decreased the amount of business it does with us, our operating results would be materially harmed.

Contract Types and Risks—Our estimates of the time, resources and expenses required to complete our contractual commitments may not be accurate.

We enter into three principal types of contracts with the U.S. federal government: time and materials, cost-plus, and fixed price. For the nine months ended September 30, 2003, approximately 39% were time and materials, 32% of our U.S. federal contracts were cost-plus, and 29% were fixed price (a substantial majority of which were fixed price level of effort). Under time and materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. There is financial risk to us should our costs to perform time and materials contracts exceed the negotiated hourly billing rates. Under cost-plus type contracts, which are subject to a contract ceiling amount, we are reimbursed for allowable costs and paid a fee, which may be fixed or performance based. However, if our costs exceed the contract ceiling, funding has not been received or costs are not allowable under the provisions of the contract or applicable regulations, we may not be able to obtain reimbursement for all such costs. Under fixed price contracts, we are required to perform the contract tasks at a fixed price irrespective of the actual costs we incur, and consequently, any costs in excess of the fixed price are absorbed by us. Fixed price contracts, in comparison to cost-plus contracts, typically offer higher profit opportunities because we bear the risk of cost-overruns and receive the benefit of cost savings. For all contract types, there is risk associated with the assumptions we use to formulate our pricing of the proposed work. In addition, when we serve as a subcontractor under our contracts, we are exposed to the risks of delays in payment from the prime contractor for the services we provide.

Risks Under Indefinite Delivery/Indefinite Quantity Contracts, GSA Schedule contracts and GWACs—Many of our U.S. federal government customers spend their procurement budgets through Indefinite Delivery/Indefinite Quantity Contracts, GSA Schedule contracts and GWACs under which we are required to compete for post-award orders.

Budgetary pressures and reforms in the procurement process have caused many U.S. federal government customers to increasingly purchase goods and services through Indefinite Delivery/Indefinite Quantity, or “ID/IQ,” contracts, General Services Administration, or “GSA,” Schedule contracts and other multiple award and/or Government Wide Acquisition Contracts, or “GWAC,” vehicles. These contract vehicles have resulted in increased competition and pricing pressure requiring that we make sustained post-award efforts to realize revenues under the relevant contract. There can be no assurance that we will continue to increase revenues or otherwise sell successfully under these contract vehicles. Our failure to compete effectively in this procurement environment could harm our operating results.

Government Regulations—We may be liable for penalties under various procurement rules and regulations. Changes in government regulations could harm our operating results.

Our defense and U.S. federal civil agency businesses must comply with and are affected by various government regulations. Among the most significant regulations are:

•	the Federal Acquisition Regulations, and agency regulations supplemental to the Federal Acquisition Regulations, which comprehensively regulate the formation, administration and performance of government contracts;

•	the Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with certain contract negotiations;

•	the Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts; and

•	laws, regulations and executive orders restricting the use and dissemination of information classified for national security purposes and the export of certain products and technical data.

These regulations affect how our customers and we can do business and, in some instances, impose added costs on our businesses. In addition, we are subject to industrial security regulations of the Department of Defense and other U.S. federal agencies that are designed to safeguard against unauthorized persons’, including foreigners’, access to classified information. If we were to come under foreign ownership, control or influence, our U.S. federal government customers could terminate or decide not to renew our contracts, which could impair our ability to obtain new contracts. Any changes in applicable laws and regulations could also harm our operating results. Any failure to comply with applicable laws and regulations could result in contract termination, price or fee reductions or suspension or debarment from contracting with the U.S. federal government.

Risks Relating to Reductions or Changes in Military and Department of Defense-related Intelligence Agency Expenditures—A decline in the U.S. defense budget may adversely affect our operations.

Sales under contracts with the U.S. Department of Defense, including sales under subcontracts having the Department of Defense as the ultimate purchaser, represented approximately 81% and 78% of our sales for the nine months ended September 30, 2003 and for the twelve months ended December 31, 2002, respectively. The U.S. defense budget declined from time to time in the late 1980s and the early 1990s, resulting in a slowing of new program starts, program delays and program cancellations. These reductions caused most defense-related government contractors to experience declining revenues, increased pressure on operating margins and, in some cases, net losses. While spending authorizations for defense-related programs by the government have increased in recent years, and in particular after the September 11, 2001 terrorist attacks, these spending levels may not be sustainable, and future levels of expenditures and authorizations for those programs may decrease, remain constant or shift to programs in areas where we currently provide limited or no services. A change in the U.S. Presidential Administration or in the composition of Congress could also materially affect levels of support for military expenditures. General significant declines in military expenditures could harm our operating results.

We are not able to guarantee that contract orders included in our estimated contract value will result in actual revenues in any particular fiscal period or that the actual revenues from such contracts will equal our estimated contract value.

There can be no assurance that any contracts included in our estimated contract value presented in this filing will result in actual revenues in any particular period or that the actual revenues from such contracts will equal our estimated contract value. Further, there can be no assurance that any contract included in our estimated contract value that generates revenue will be profitable. Our estimated contract value consists of funded backlog, which is based upon amounts actually appropriated by a customer for payment of goods and services, and unfunded contract value, which is based upon management’s estimate of the future potential of our existing contracts (including contract options) to generate revenues. These estimates are based on our experience under such contracts and similar contracts, and we believe such estimates to be reasonable. However, there can be no assurances that all of such estimated contract value will be recognized as revenue.

In addition, the U.S. federal government’s ability to select multiple winners under ID/IQ contracts and GWACs, as well as its right to compete subsequent task orders among such multiple winners, means that there is no assurance that certain of our existing contracts will result in actual orders. Further, the U.S. federal government enjoys broad rights to unilaterally modify or terminate such contracts and task orders, including the right not to exercise options to extend multi-year contracts through the end of their potential terms. Accordingly, most of our existing contracts and task orders are subject to modification and termination at the U.S. federal government’s discretion. In addition, funding for orders from the U.S. federal government is subject to approval on an annual basis by Congress pursuant to the appropriations process.

Government Intent to Replace Legacy Systems—Our business will be harmed if government agencies are unwilling to replace or supplement expensive legacy systems.

Government agencies have spent substantial resources over an extended period of time to develop computer systems and to train their personnel to use them. These agencies may be reluctant to abandon or supplement these legacy systems with Internet and other advanced technology systems because of the cost of developing them or the additional cost of re-training their personnel. Such reluctance would make it more difficult to acquire new contracts, which would harm our business prospects.

Reliance on Subcontractors—We regularly employ subcontractors to assist us in satisfying our contractual obligations. If these subcontractors fail to adequately perform their contractual obligations, our prime contract performance and our ability to obtain future business could be materially and adversely impacted.

Our performance of government contracts may involve the issuance of subcontracts to other companies upon which we rely to perform all or a portion of the work we are obligated to deliver to our customers. There is a risk that we may have disputes with subcontractors concerning a number of issues including the quality and timeliness of work performed by the subcontractor, customer concerns about the subcontractor, our decision not to extend existing task orders or issue new task orders under a subcontract, or our hiring of former personnel of a subcontractor. A failure by one or more of our subcontractors to satisfactorily deliver on a timely basis the agreed-upon supplies and/or perform the agreed-upon services may materially and adversely impact our ability to perform our obligations as a prime contractor. Further, there is a risk that a subcontractor’s technology solution on which certain of our contracts and task orders are dependent could become obsolete or fall out of favor with customers. In extreme cases, such subcontractor performance deficiencies could result in the government terminating our contract for default. A default termination could expose us to liability for excess costs of reprocurement by the government and have a material adverse effect on our ability to compete for future contracts and task orders.

Dependence on Key Personnel—If we lose our technical personnel or members of senior management, our business may be adversely affected.

Our continued success depends in large part on our ability to recruit and retain the technical personnel necessary to serve our clients effectively. Competition for skilled personnel in the information technology and systems engineering services industry is intense and technology service companies often experience high attrition among their skilled employees. Excessive attrition among our technical personnel could increase our costs of performing our contractual obligations, reduce our ability to efficiently satisfy our clients’ needs and constrain our future growth. In addition, we must often comply with provisions in U.S. federal government contracts that require employment of persons with specified levels of education, work experience and security clearances. The loss of any significant number of our existing key technical personnel or the inability to attract and retain key technical employees in the future could have a material adverse effect on our ability to win new business and could harm our operating results. There is also a risk that our efforts to hire personnel of our competitors or subcontractors or other persons could lead to claims being asserted against us that our recruitment efforts violate contractual arrangements or are otherwise wrongful.

In addition, we believe that the success of our business strategy and our ability to operate profitably depends on the continued employment of our senior management team, led by Joseph M. Kampf. None of our senior management team has an employment contract with us. If Mr. Kampf or other members of our senior management team become unable or unwilling to continue in their present positions, our business and financial results could be materially adversely affected.

Security Clearance—If we cannot obtain the necessary security clearances, we may not be able to perform classified work for the government and our revenues may suffer.

Certain government contracts require our facilities and some of our employees to maintain security clearances. If we lose or are unable to obtain required security clearances, the client can terminate the contract or decide not to renew it upon its expiration. As a result, to the extent we cannot obtain the required security clearances for our employees working on a particular contract, we may not derive the revenue anticipated from the contract, which, if not replaced with revenue from other contracts, could seriously harm our operating results.

Security Issues—Security breaches in sensitive government systems could result in the loss of clients and negative publicity.

Many of the systems we develop involve managing and protecting information involved in national security and other sensitive government functions. A security breach in one of these systems could cause serious harm to our business, could result in negative publicity and could prevent us from having further access to such critically sensitive systems or other similarly sensitive areas for other governmental clients.

Client Expectations—We could lose revenues and clients and expose our company to liability if we fail to meet client expectations.

We create, implement and maintain technology solutions that are often critical to our clients’ operations. If our technology solutions or other applications have significant defects or errors or fail to meet our clients’ expectations, we may:

•	lose future contract opportunities due to receipt of poor past performance evaluations from our customers;

•	have contracts terminated for default and be liable to our customers for reprocurement costs and other damages;

•	receive negative publicity, which could damage our reputation and adversely affect our ability to attract or retain clients; and

•	suffer claims for substantial damages against us, regardless of our responsibility for the failure.

While many of our contracts limit our liability for damages that may arise from negligent acts, errors, mistakes or omissions in rendering services to our clients, we cannot be sure that these contractual provisions will protect us from liability for damages if we are sued. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could seriously harm our business. Even if not successful, such claims could result in significant legal and other costs and may be a distraction to management.

Acquisition Strategy—We intend to pursue future acquisitions which may adversely affect our business if we cannot effectively integrate these new operations.

We have completed and substantially integrated six strategic acquisitions since 1997. The U.S. federal government information technology solutions and systems engineering services industry remains fragmented, and we believe that acquisition and consolidation opportunities will continue to present themselves periodically. We intend to continue to selectively review acquisition candidates, with a focus on companies with complementary skills or market focus. Our continued success may depend upon our ability to integrate any businesses we may acquire in the future. The integration of such businesses into our operations may result in unforeseen operating difficulties, may absorb significant management attention and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our business. Such difficulties of integration may include the coordination of geographically dispersed organizations, the integration of personnel with disparate business backgrounds and the reconciliation of different corporate cultures. In addition, in certain acquisitions, U.S. federal acquisition regulations may require us to enter into contract novation agreements with the government, a routinely time-consuming process. Government agencies may delay in recognizing us as the successor contractor in these situations, thereby possibly preventing our realization of some of the anticipated benefits of such acquisitions. There can be no assurance that acquired entities, including ISI, will operate profitably, that we will realize anticipated synergies or that these acquisitions will cause our operating performance to improve.

Although management regularly engages in discussions with and submits acquisition proposals to acquisition targets, there can be no assurance that suitable acquisition targets will be available in the future on reasonable terms. In addition, to the extent that we complete any additional acquisitions, no assurance can be given that acquisition financing will be available on reasonable terms or at all, that any new businesses will generate revenues or net income comparable to our existing businesses or that such businesses will be integrated successfully or operated profitably.

Potential Undisclosed Liabilities Associated with Acquisitions—We may be subject to certain liabilities assumed in connection with our acquisitions that could harm our operating results.

We conduct due diligence in connection with each of our acquisitions. In connection with any of our acquisitions, including ISI, there may be liabilities that we fail to discover or that we inadequately assess in our due diligence efforts. In particular, to the extent that prior owners of any acquired businesses or properties failed to comply with or otherwise violated applicable laws or regulations, or failed to fulfill their contractual obligations to the U.S. federal government or other customers, we, as the successor owner, may be financially responsible for these violations and failures and may suffer reputational harm or otherwise be adversely affected. The discovery of any material liabilities associated with our acquisitions could harm our operating results.

Our Employees may Engage in Improper Activities with Adverse Consequences to our Business.

As with other government contractors, we are faced with the possibility that our employees may engage in misconduct, fraud or other improper activities that may have adverse consequences to our prospects and results of operations. Misconduct by employees could include failures to comply with U.S. federal government procurement regulations, violation of federal requirements concerning the protection of classified information, improper labor and cost charging to contracts and misappropriation of government or third party property and information. The occurrence of any of such employee activities could result in our suspension or debarment from contracting with the U.S. federal government, as well as the imposition of fines and penalties, which would cause material harm to our business.

Risks Associated with International Operations—Our international business exposes us to additional risks including legal regulations and social, political or economic instability that could harm our operating results.

In connection with our international operations, (including international operations under U.S. government contracts), we are subject to risks associated with operating in and selling to foreign countries, including:

•	compliance with the laws of the countries in which we operate;

•	hyperinflation or political instability in foreign countries;

•	potential personal injury to our personnel who may be exposed to military conflict or other hostile situations in foreign countries;

•	imposition or increase of investment and other restrictions or requirements by foreign governments; and

•	compliance with U.S. arms export control regulations and policies which govern our ability to supply foreign affiliates and customers.

Although our international operations are not currently substantial, to the extent we expand our international operations, these and other risks associated with international operations are likely to increase. Although such risks have not harmed our operating results in the past, no assurance can be given that such risks will not harm our operating results in the future.

RISKS RELATED TO OUR CAPITAL STRUCTURE

Leverage—Our debt could adversely affect our financial health.

As of September 30, 2003, our debt was $153.3 million. You should be aware that this level of debt could have important consequences. Below we have identified some of the material potential consequences resulting from this amount of debt.

•	We may be unable to obtain additional financing for working capital, capital expenditures, acquisitions and general corporate purposes.

•	Over time, a significant portion of our cash flow from operations must be dedicated to the repayment of indebtedness, thereby reducing the amount of cash we have available for other purposes.

•	Our ability to adjust to changing market conditions may be hampered. We may be more vulnerable in a volatile market.

Additional Borrowings Available—Despite current debt levels, we and our subsidiaries may still be able to incur substantially more debt. This could further increase the risks described above.

We and our subsidiaries may be able to incur additional indebtedness in the future. The terms of our Amended and Restated Credit Agreement of December 19, 2003, or “Credit Facility,” limit, but do not prohibit us or our subsidiaries from doing so. If new debt is added by us or our subsidiaries, the related risks that we and they now face could intensify. Our Credit Facility currently permits us to make significant additional borrowings. See “Recent Developments.”

Ability to Service Debt—To service our debt, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

You should be aware that our ability to repay or refinance our debt depends on our successful financial and operating performance. We cannot assure you that our business strategy will succeed or that we will achieve our anticipated financial results. Our financial and operational performance depends upon a number of factors, many of which are beyond our control. These factors include:

•	the current economic and competitive conditions in the information technology industry;

•	budgetary constraints affecting U.S. federal government spending, and changes in fiscal policies or available funding;

•	U.S. federal government shutdowns and other potential delays in the government appropriations process;

•	delays in the payment of our invoices by government payment offices due to problems with, or upgrades to, government information systems, or for other reasons;

•	any operating difficulties, operating costs or pricing pressures we may experience;

•	the passage of legislation or other regulatory developments that affect us adversely; and

•	delays in implementing any strategic projects we may have.

If our financial performance declines and we are unable to pay our debts, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional equity capital. Also, certain alternative strategies would require the consent of our senior secured lenders before we engage in any such strategy.

Restrictive Debt Covenants—The terms of our Credit Facility impose significant restrictions on our ability and that of our subsidiaries to take certain actions which may have an impact on our business, operating results and financial condition.

Our Credit Facility imposes significant operating and financial restrictions on us and our subsidiaries and require us to meet certain financial tests. These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

•	incurring or guaranteeing additional debt;

•	paying dividends or other distributions to our stockholders or redeeming, repurchasing or retiring our capital stock or subordinated obligations;

•	making investments;

•	creating liens on our assets;

•	issuing or selling capital stock of our subsidiaries;

•	transforming or selling assets currently held by us;

•	engaging in transactions with affiliates; and

•	engaging in mergers or consolidations.

The failure to comply with any of these covenants would cause a default under our Credit Facility. A default, if not waived, could result in acceleration of our debt, in which case the debt would become immediately due and payable. If this occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it. Even if new financing is available, it may not be on terms that are acceptable to us.

Concentration of Ownership—Entities under the control of Mr. Iseman, whose interests may not be aligned with yours, are currently able to significantly influence our affairs.

Caxton-Iseman Capital, Inc. is a private equity firm based in New York. Affiliates of and companies managed by Caxton-Iseman Capital, Inc., including Azimuth Technologies, L.P., Azimuth Tech. II LLC and Frederick J. Iseman, which we refer to collectively as the “Caxton-Iseman stockholders,” as of February 23, 2004, beneficially owned approximately 20% of the outstanding shares of our common stock. Because the Caxton-Iseman stockholders are controlled by Frederick J. Iseman and because of certain voting arrangements between them, Mr. Iseman can significantly influence the election of our directors and the outcome of all matters submitted to a vote of our stockholders, as well as our management, operations and policies, and may be deemed to beneficially own the capital stock held by the Caxton-Iseman stockholders. In addition, our amended and restated certificate of incorporation provides that the Caxton-Iseman stockholders have the right to nominate a number of persons for election as director in proportion to their beneficial ownership of our common stock so long as they beneficially own at least 10% of our common stock. Currently, there are four Caxton-Iseman directors, and there are three vacancies on our board, all of which may be filled by the Board.

Mr. Iseman’s interests may not be fully aligned with yours and this could lead to a strategy that is not in your best interests. The Caxton-Iseman stockholders can sell all or a portion of their stock without providing other stockholders the opportunity to sell their stock. In addition, the terms of our rights agreement exclude transactions with the Caxton-Iseman stockholders and any of their transferees. The concentration of ownership also may delay, defer or even prevent a change in control of our company, and make some transactions more difficult or impossible without the support of the Caxton-Iseman stockholders. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

RISKS RELATED TO THE OWNERSHIP OF OUR COMMON STOCK

Fluctuations in Our Operating Results—Our quarterly revenues and operating results could be volatile and may cause our stock price to fluctuate.

Our quarterly revenues and operating results may fluctuate significantly in the future. In particular, if the U.S. federal government does not adopt, or delays adoption of, a budget for each fiscal year beginning on October 1, and fails to pass a continuing resolution, federal agencies may be forced to suspend our contracts and delay the award of new and follow-on contracts and orders due to a lack of funding. Consequently, we may realize lower revenues in quarters ending after September 30. For orders that are initially unfunded, but for which it is probable we will receive funding, all costs are deferred as assets until funding is received, at which point both the costs and the associated revenues are recognized. In the event we perform work with an expectation of receiving funding but do not ultimately receive such funding, we would expense all incurred costs and recognize no revenues. Further, the rate at which the U.S. federal government procures technology services may be negatively affected following changes in presidential administrations and senior government officials. As a result, our operating results could be volatile and difficult to predict and period-to-period comparisons of our operating results may not be a good indication of our future performance. Our quarterly operating results may not meet the expectations of securities analysts or investors, which in turn may have an adverse effect on the market price of our common stock.

Our stock price may be volatile and you may be unable to resell your shares at or above the offering price.

In recent years, the stock market has experienced significant price and volume fluctuations that are often unrelated to the operating performance of specific companies. Our market price may fluctuate based on a number of factors, including:

•	our operating performance and the performance of other similar companies;

•	U.S. federal government spending levels, both generally and by our particular customers;

•	delays in the payment of our invoices by government payment offices, resulting in potentially reduced earnings during a particular fiscal quarter;

•	news announcements relating to us, our industry or our competitors;

•	changes in earnings estimates or recommendations by research analysts;

•	changes in general economic conditions;

•	the number of shares that are publicly traded;

•	actions of our current stockholders;

•	the passage of legislation or other regulatory developments that affect us adversely; and

•	other developments affecting us, our industry or our competitors.

Sale of Shares by Existing Stockholders—A large number of our shares are or will be eligible for future sale which could depress our stock price.

As of February 23, 2004, we had 35,441,075 shares of common stock outstanding and as of December 15, 2003, we had 35,350,495 shares of common stock outstanding. As of December 15, 2003, approximately 27,400,000 shares of our common stock were in the public market. In addition, as of December 15, 2003, we also had 1,523,601 shares issuable upon the exercise of stock options granted under our employee stock option plan, all of which, upon exercise, would be freely tradeable or could be sold pursuant to Rule 144 under the Securities Act. The balance of our outstanding shares as of December 15, 2003, including the 7,105,490 shares registered for sale by the selling stockholders under this prospectus, are held by people and entities who were our stockholders prior to our initial public offering, as well as our directors, officers and employees. Sales of a substantial number of these shares of our common stock, or the perception that a large number of these shares will be sold, could depress the market price of our common stock, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in the financial performance of our company.

Our amended and restated certificate of incorporation and bylaws and our stockholders’ rights plan contain provisions that may discourage a takeover attempt.

Provisions contained in our amended and restated certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our amended and restated certificate of incorporation and bylaws impose various procedural and other requirements that make it more difficult for stockholders to effect some corporate actions. For example, our amended and restated certificate of incorporation authorizes our board to determine the rights, preferences,

privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company, and could limit the price that investors might be willing to pay in the future for shares of our common stock. In addition, a change of control of our company may be delayed or deferred as a result of our having three classes of directors or the stockholders’ rights plan adopted by our board. Our stockholders’ rights plan is designed to enable all stockholders to receive fair and equal treatment in any proposed takeover and to guard against partial or two-tiered tender offers, open market accumulations and other abusive tactics to gain control of us. The provisions of the plan might make an unsolicited takeover more difficult or less likely to occur or might prevent such a takeover, even though such a takeover might offer our stockholders the opportunity to sell their stock at a price above the prevailing market price and might be favored by a majority of our stockholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements. Forward-looking statements relate to future events or our future financial performance. All projections contained in this prospectus are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology like “may,” “will,” “should,” “expects,” “plans,” “projects,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to:

•	estimated remaining contract value;

•	our expectations regarding the U.S. federal government’s procurement budgets and reliance on outsourcing of services; and

•	our financial condition and liquidity, as well as future cash flows and earnings.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results and do not intend to do so. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the following:

•	the integration of acquisitions without disruption to our other business activities;

•	changes in general economic and business conditions;

•	changes in U.S. federal government procurement laws, regulations, policies and budgets;

•	the number and type of contracts and task orders awarded to us;

•	technological changes;

•	our ability to attract and retain qualified personnel;

•	competition;

•	our ability to retain our contracts during any rebidding process; and

•	the other factors outlined under “Risk Factors.”

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we expect to use the net proceeds from the sale of our common stock offered by us through this prospectus for general corporate purposes, which may include, among other things, working capital needs, the refinancing of existing indebtedness, the expansion of our business and acquisitions.

We will not receive any proceeds from the sale of our common stock by the selling stockholders through this prospectus. All proceeds from the sale of these shares will be for the account of the selling stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial information provided below has been prepared by us and gives effect to the acquisition of all the issued and outstanding stock of ISI completed on May 23, 2003. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2002 and for the nine months ended September 30, 2003 have been prepared to give effect to the ISI acquisition as if it had occurred on January 1, 2002.

The pro forma adjustments, which are based on available information and certain assumptions that we believe are reasonable under the circumstances, have been applied to our historical financial statements and those of ISI. The acquisition has been accounted for under the purchase method of accounting. Certain of the estimates related to our acquisition of ISI are preliminary as we are awaiting the finalization of appraisals and other studies before the identification and valuation of intangible assets can be completed.

The accompanying unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical financial statements and the notes thereto and those of ISI included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and does not purport to represent what our financial position or results of operations would actually have been had the acquisition occurred on such date or to project our results of operations or financial position for any future period.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Twelve Months Ended December 31, 2002

(in thousands, except per share data)

	Historical Anteon (a)	Historical ISI (b)	Pro Forma acquisition adjustments		Pro Forma Anteon
Revenues	$825,826	$129,764	$—		$955,590
Costs of revenues	711,328	113,945	(282	)(c)	824,991

Gross profit	114,498	15,819	282		130,599
Operating expenses:
General and administrative expenses	48,197	12,320	(3,447	)(d)	57,070
Amortization of non-compete agreement	—	—	167	(e)	167
Amortization of other intangible assets	1,907	—	891	(e)	2,798

Total operating expenses	50,104	12,320	(2,389)		60,035
Operating income	64,394	3,499	2,671	(f)	70,564
Other income	417	—	—		417
Interest expense, net of interest income	21,626	105	4,383	(g)	26,114
Minority interest in earnings of subsidiaries	(18)	—	—		(18)

Income before provision for income taxes	43,167	3,394	(1,712)		44,849
Provision for income taxes	16,723	1,201	(545	)(h)	17,379

Net income	$26,444	$2,193	$(1,167)		$27,470

Basic earnings per common share	$0.82				$0.85

Basic weighted average shares outstanding	32,163				32,163
Diluted earnings per common share	$0.78				$0.81

Diluted weighted average shares outstanding	34,022				34,022

See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

Nine Months Ended September 30, 2003

(in thousands, except per share data)

	Historical Anteon	Historical ISI (i)	Pro Forma acquisition adjustments		Pro Forma Anteon
Revenues	$761,764	$53,678	$—		$815,442
Costs of revenues	656,695	44,882	(79	)(c)	701,498

Gross profit	105,069	8,796	79		113,944
Operating expenses:
General and administrative expenses	42,388	11,794	(5,810	)(d)	48,372
Amortization of non-compete agreement	59	—	66	(e)	125
Amortization of other intangible assets	1,704	—	352	(e)	2,056

Total operating expenses	44,151	11,794	(5,392)		50,553
Operating income	60,918	(2,998)	5,471	(f)	63,391
Secondary offering expenses	798	—	—		798
Interest expense, net of interest income	10,384	6	1,588	(g)	11,978
Minority interest in earnings of subsidiaries	(50)	—	—		(50)

Income (loss) before provision for income taxes	49,686	(3,004)	3,883		50,565
Provision for (benefit from) income taxes	19,359	(1,134)	1,495	(h)	19,720

Net income (loss)	$30,327	$(1,870)	$2,388		$30,845

Basic earnings per common share	$0.87				$0.89

Basic weighted average shares outstanding	34,710				34,710
Diluted earnings per common share	$0.82				$0.84

Diluted weighted average shares outstanding	36,816				36,816

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

The following adjustments have been reflected in the Unaudited Pro Forma Condensed Consolidated Statement of Operations:

(a)	To reflect our historical results for the twelve months ended December 31, 2002.

(b)	To reflect the historical results of ISI for the twelve month period ended December 31, 2002, adjusted to reflect a calendar year period consistent with our fiscal year. To arrive at the calendar year period, the audited financial statements of ISI for the year ended November 30, 2002 were adjusted by subtracting the operating results for the month of December 2001 and adding the operating results for the month of December 2002.

(c)	To reflect the net contract losses associated with a business previously operated by ISI. At the date of acquisition, we ceased the operations of this business as it was not complementary to the business operated by us.

(d)	To reflect reductions in ISI’s historical general and administrative costs for excess executive compensation costs, acquisition-related legal fees and acquisition-related bonus payments to employees as follows:

	Twelve Months Ended December 31, 2002	Nine Months Ended September 30, 2003
	(in thousands)
Executive compensation	$3,301	$438
Professional fees	146	42
Acquisition-related bonuses to employees	—	5,330

Total	$3,447	$5,810

(e)	To reflect the amortization expense related to the identifiable intangible assets associated with the acquisition of ISI and the non-compete agreement with ISI’s President and Chief Executive Officer. The preliminary allocation of the purchase price to the contracts and related customer relationships acquired in connection with the ISI acquisition is based, in part, on an independent appraisal and other studies that are being prepared by us. We recorded the following intangible assets:

			Amortization Expense
	Amount	Estimated Useful Life	Twelve Months Ended December 31, 2002	Nine Months Ended September 30, 2003
	($ in thousands)
Non-compete agreement	500	3 years	$167	$66
Contracts and related customer relationships	$4,751	5.3 years	$891	$352

(f)	Included in the operating income of ISI are expenses related to the compensation for terminated employees, net of any severance, in the amounts of $838,000 and $394,000 for the twelve months ended December 31, 2002 and the nine months ended September 30, 2003, respectively, which have not been adjusted in the Unaudited Pro Forma Condensed Consolidated Statement of Operations. We believe that disclosure of the effect of these items is informative to investors. There can be no assurance that we will not incur similar expenses or recognize additional cost savings in the future.

(g)	To reflect the incremental interest expense at an average annual rate of 5.5% related to our additional borrowings of $80.0 million under the revolving loan portion of our Credit Facility to finance the ISI acquisition. The average interest rate used above is the average interest rate we estimate will be applicable based on historical rates. The revolving loan portion of our Credit Facility bears interest at adjustable rates. An increase of 1/8% in the interest rate applicable to the revolving loan portion of the Credit Facility would result in an increase in pro forma interest expense of approximately $100,000 and $75,000 and pro forma net income of $27.4 million and $30.8 million for the twelve months ended December 31, 2002 and the nine months ended September 30, 2003, respectively.

(h)	To adjust federal and state income taxes to a combined rate of 38.75% for the twelve months ended December 31, 2002 and 39.0% for the nine months ended September 30, 2003 to reflect our overall pro forma effective tax rate.

(i)	To reflect the historical results of ISI for the period January 1, 2003 through May 23, 2003, the audited financial statements of ISI for the twenty-five week period ended May 23, 2003 were adjusted by subtracting the operating results for the month of December 2002 from the twenty-five week period.

SELLING STOCKHOLDERS

Certain of the shares of our common stock to which this prospectus relates are being registered for sale by the selling stockholders named below. We have registered those shares to permit the selling stockholders and some of their transferees after the date of this prospectus to sell the shares when they deem appropriate. We refer to all of these possible sellers as the “selling stockholders” in this prospectus. The selling stockholders may sell all, a portion or none of their shares at any time.

The following table sets forth information regarding the beneficial ownership of the common stock by the selling stockholders as of February 23, 2004. If the selling stockholders sell all of their shares registered under this prospectus, each of the selling stockholders will then beneficially own none of our shares of common stock.

The address of each beneficial owner listed on the table below is c/o Caxton-Iseman Capital, Inc., 667 Madison Avenue, New York, New York 10021.

	Shares Beneficially Owned(1)		Number of Shares That May Be Sold Hereunder
Name of Beneficial Owner	Shares	%
Azimuth Technologies, L.P.(2)(3)	5,843,828	16.5%	4,992,183
Azimuth Tech. II LLC(2)(3)	2,110,595	6.0%	1,258,950
Georgica (Azimuth Technologies), Inc.(2)(3)	7,104,134	20.0%	1,356
Frederick J. Iseman(2)(3)	7,105,490	20.0%	1,356
Robert A. Ferris(4)	611,845	1.7%	611,845
Ferris Family 1987 Trust(4)	611,845	1.7%	611,845
Steven M. Lefkowitz(5)	239,800	*	207,523
SML Family Investors LLC(5)	32,277	*	32,277

*	Less than 1%.

(1)	Determined in accordance with Rule 13d-3 under the Exchange Act.

(2)	Frederick J. Iseman is the chairman of our board of directors and a director. By virtue of Mr. Iseman’s indirect control of Azimuth Technologies, L.P., Azimuth Tech. II LLC and Georgica (Azimuth Technologies), Inc., which are the investment partnerships organized by Caxton-Iseman Capital, he is deemed to beneficially own the 6,252,489 shares held by these entities. Mr. Iseman has (i) sole voting and dispositive power over 6,253,845 shares of our common stock, and (ii) shared voting and dispositive power over the 851,645 shares of our common stock held in the aggregate by the Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC and may be deemed to be the beneficial owner thereof.

(3)	Includes 611,845, 239,800 and 32,277 shares beneficially held by the Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC, respectively. The Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC are parties to a stockholders agreement with Azimuth Technologies, L.P. and Azimuth Tech. II LLC with respect to the shares of our common stock held by them. Pursuant to the terms of this stockholders agreement, the Ferris Family 1987 Trust, Mr. Lefkowitz and SML Family Investors LLC are required to vote all of their shares of common stock at the direction of Azimuth Technologies, L.P. and Azimuth Tech. II LLC, and are bound by specified transfer restrictions.

(4)	Represents 611,845 shares held by the Ferris Family 1987 Trust, of which Mr. Ferris, a director of ours, is trustee, and with respect to which Mr. Ferris shares voting and dispositive power with Azimuth Technologies, L.P., Azimuth Tech. II LLC and Mr. Iseman. Excludes shares held by Azimuth Technologies, L.P. and Azimuth Tech. II LLC of which the Ferris Family 1987 Trust is, respectively, a limited partner and a non-managing member.

(5)	Includes 32,277 shares held by SML Family Investors LLC, a limited liability company affiliated with Mr. Lefkowitz, a director of ours. Excludes shares held by Azimuth Technologies, L.P. and Azimuth Tech. II LLC of which he is, respectively, a limited partner and a non-managing member. Includes 239,800 shares with respect to which Mr. Lefkowitz shares voting and dispositive power with Azimuth Technologies, L.P., Azimuth Tech. II LLC and Mr. Iseman.

Material Relationships with the Selling Stockholders

Nomination to our Board of Directors

Pursuant to our amended and restated certificate of incorporation, the Caxton-Iseman stockholders are entitled to nominate, any such nominees being referred to as “Caxton-Iseman nominees”: (i) for so long as such stockholders beneficially own in the aggregate at least a majority of our then outstanding common stock, at least a majority in number of the directors on our board; and (ii) for so long as such stockholders beneficially own in the aggregate more than 10% but less than a majority of our then outstanding common stock, a number of directors approximately equal to that percentage multiplied by the number of directors on our board. There are currently four Caxton-Iseman nominees serving on our board. Each of Messrs. Ferris and Lefkowitz is a Caxton-Iseman nominee and has agreed, for so long as he is a director serving or elected as a Caxton-Iseman nominee, to resign from our board, upon the request of the Caxton-Iseman stockholders.

Registration Rights

On March 11, 2002, Azimuth Technologies, L.P., Azimuth Tech. II LLC, Messrs. Frederick J. Iseman, Joseph M. Kampf, Carlton B. Crenshaw, Thomas M. Cogburn, Seymour L. Moskowitz and Steven M. Lefkowitz, SML Family Investors LLC and the Ferris Family 1987 Trust and certain other parties named therein, entered into a registration rights agreement with us relating to the shares of common stock they hold. Subject to several exceptions, including our right to defer a demand registration under certain circumstances, the Caxton-Iseman stockholders may require that we register for public resale under the Securities Act all shares of common stock they request be registered at any time after 180 days following our IPO. The Caxton-Iseman stockholders may demand five registrations so long as the securities being registered in each registration statement are reasonably expected to produce aggregate proceeds of $5 million or more. Since we are eligible to register the sale of our securities on Form S-3 under the Securities Act, the Caxton-Iseman stockholders have the right to require us to register the sale of the common stock held by them on Form S-3, subject to offering size and other restrictions. Messrs. Kampf, Crenshaw, Cogburn, Moskowitz and Lefkowitz, SML Family Investors LLC and the Ferris Family 1987 Trust are entitled to piggyback registration rights with respect to any registration request made by the Caxton-Iseman stockholders. If the registration requested by the Caxton-Iseman stockholders is in the form of a firm underwritten offering, and if the managing underwriter of the offering determines that the number of securities to be offered would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, shares offered by the Caxton-Iseman stockholders and Messrs. Kampf, Crenshaw, Cogburn, Moskowitz and Lefkowitz, SML Family Investors LLC, the Ferris Family 1987 Trust and the other participating designated holders as defined in the Registration Rights Agreement (pro rata, based on their respective ownership of our common equity), (ii) second, shares offered by other stockholders (pro rata, based on their respective ownership of our common equity) and (iii) third, shares offered by us for our own account. On September 3, 2003, we amended the registration rights agreement to (i) allow certain of our stockholders and designated holders under the Registration Rights Agreement, including Messrs. Decker, Kaminski, Schehr, Gurner, Dawson, Heilman, Johnson and Ream and Ms. Centracchio, to participate in future offerings and (ii) permit us to designate certain other management stockholders and directors to participate in future offerings.

In addition, the Caxton-Iseman stockholders, Messrs. Kampf, Crenshaw, Cogburn, Moskowitz and Lefkowitz, SML Family Investors LLC and the Ferris Family 1987 Trust and the other designated holders under the Registration Rights Agreement have been granted piggyback rights on any registration for our account or the account of another stockholder. If the managing underwriter in an underwritten offering determines that the number of securities offered in a piggyback registration would jeopardize the success of the offering, the number of shares included in the offering shall be determined as follows: (i) first, shares offered by us for own account, (ii) second, shares offered by the Caxton-Iseman stockholders, Messrs. Kampf, Crenshaw, Cogburn, Moskowitz and Lefkowitz, SML Family Investors LLC, the Ferris Family 1987 Trust and the other participating designated holders under the Registration Rights Agreement (pro rata, based on their respective ownership of our common equity), and (iii) third, shares offered by other stockholders (pro rata, based on their respective ownership of our common equity). In connection with these registrations under the registration rights agreement, we are required to indemnify the selling stockholders and bear all fees, costs and expenses (except underwriting discounts and selling commissions).

In August 2003, the Caxton-Iseman stockholders exercised their right requiring us to register their shares on a Form S-3 registration statement. In addition, certain of the other parties to the registration rights agreement exercised their rights thereunder to piggyback on the registration for the accounts of the Caxton-Iseman stockholders. As a result, we filed with the SEC a registration statement on Form S-3 on August 22, 2003 and an amendment thereto on September 4, 2003 (Commission File No. 333-108147), and a registration statement on Form S-3 on September 16, 2003 (Commission File No. 333-108898).

The Caxton-Iseman Stockholders have again exercised their right requiring us to register their shares on a Form S-3 registration statement. As a result, we filed this registration statement. The Ferris Family 1987 Trust, SML Family Investors LLC and Mr. Lefkowitz have exercised their right to piggyback on this registration statement, while all other parties with piggyback rights have declined to register their shares on this registration statement. We will indemnify the selling stockholders and we will bear all fees, costs and expenses (except underwriting discounts and selling commissions) in connection with this registration.

Pursuant to our registration rights agreement with the selling stockholders, we will use our commercially reasonable efforts to keep the registration statement of which this prospectus is a part continuously effective, until all of the selling stockholders’ shares of our common stock have been sold. Our obligation to keep the registration statement of which this prospectus is a part effective is subject to specified, permitted exceptions, such as a good faith determination by our board of directors that the registration would materially interfere with certain activities of ours. In these cases, we may suspend offers and sales of the shares of common stock pursuant of the registration statement to which this prospectus is a part.

For further information regarding certain of our relationships with our affiliates and other related information, please refer to our filings with the SEC, which are incorporated into this prospectus by reference. See “Incorporation of Certain Information by Reference.”

PLAN OF DISTRIBUTION

We and the selling stockholders, including some of their transferees who may later hold their interests in the shares of our common stock covered by this prospectus and who are otherwise entitled to resell the shares using this prospectus, may sell the shares of common stock covered by this prospectus from time to time in any legal manner, including directly to purchasers or through underwriters, broker-dealers or agents, or through a combination of such methods, and such purchasers, underwriters, broker-dealer or agents may receive compensation in the form of discounts, concessions or commissions from us, the selling stockholders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. We and the selling stockholders may act independently of each other in making decisions with respect to the timing, manner and size of each sale of the common stock covered by this prospectus.

Our shares of the common stock covered by this prospectus, and, as the selling stockholders have advised us, their shares of the common stock covered by this prospectus, may be sold directly to purchasers or through underwriters, broker-dealers or agents, in public or private transactions, at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices, including in satisfaction of certain existing contractual obligations. These sales may be effected in one or more transactions, including:

•	on the New York Stock Exchange;

•	in the over-the-counter market;

•	in transactions otherwise than on the New York Stock Exchange or in the over-the-counter market; or

•	any combination of the foregoing.

In addition, we and the selling stockholders may also enter into hedging and/or monetization transactions. For example, we and the selling stockholders may:

•	enter into transactions with a broker-dealer or affiliate of a broker-dealer or other third party in connection with which that other party will become a selling stockholder and engage in short sales of our common stock under this prospectus, in which case the other party may use shares of our common stock received from us or the selling stockholders to close out any short positions;

•	sell short our common stock under this prospectus and use shares of our common stock held by us or the selling stockholders to close out any short position;

•	enter into options, forwards or other transactions that require us or the selling stockholders to deliver, in a transaction exempt from registration under the Securities Act, shares of our common stock to a broker-dealer or an affiliate of a broker-dealer or other third party who may then become a selling stockholder and publicly resell or otherwise transfer shares of our common stock under this prospectus;

•	loan or pledge shares of our common stock to a broker-dealer or affiliate of a broker-dealer or other third party who may then become a selling stockholder and sell the loaned shares or, in an event of default in the case of a pledge, become a selling stockholder and sell the pledged shares, under this prospectus; or

•	enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or the selling stockholders or borrowed from us or the selling stockholders or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us or the selling stockholders in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement (or a post effective amendment).

We have not, and the selling stockholders have advised us that they have not, entered into any agreements, arrangements or understandings with any underwriter, broker-dealer or agent regarding the sale of shares of our common stock. However, we are required, under the registration rights agreement relating to the shares of our common stock being sold by the selling stockholders under this prospectus, to enter into customary underwriting and other agreements in connection with the distribution of the shares of common stock of the selling stockholders under this prospectus, subject to some limitations. For more information regarding the registration rights agreement, see “Selling Stockholders—Material Relationships with the Selling Stockholders—Registration Rights.” The specific terms of any such underwriting or other agreement will be disclosed in a supplement to this prospectus filed with the SEC under Rule 424(b) under the Securities Act, or, if appropriate, a post-effective amendment to the registration statement of which this prospectus forms a part. Some of the underwriters, broker-dealers or agents used by us or the selling stockholders in any offering of common stock under this prospectus may engage in transactions with, and perform services for, us in the ordinary course of business.

If underwriters or broker-dealers are used in an offering, the common stock offered pursuant to this prospectus may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more such firms. Unless otherwise set forth in the prospectus supplement, the obligations of underwriters or broker-dealers to purchase any common stock offered will be subject to certain conditions precedent and the underwriters or broker-dealers will be obligated to purchase all the offered securities if any are purchased. Any public offering price and any discount or concessions allowed or reallowed or paid by underwriters or broker-dealers to other broker-dealers may be changed from time to time.

Any agent involved in the offer or sale of common stock covered by this prospectus will be named, and any commissions paid by us or the selling stockholders to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

We and the selling stockholders may sell any or all of the shares of our common stock offered pursuant to this prospectus. Any securities of the selling stockholders covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. There can be no assurance that the selling stockholders will not transfer, devise or gift, the shares of common stock by other means not described in this prospectus.

The aggregate proceeds from the sale of the shares offered pursuant to this prospectus will be the purchase price of the shares less discounts and commissions, if any. We will be responsible for any underwriting discounts and commissions and/or agent’s commissions in connection with our shares of common stock sold through underwriters or broker-dealers. The selling stockholders will be responsible for any underwriting discounts and commissions and/or agent’s commissions in connection with their shares of our common stock sold through underwriters or broker-dealers. We will not receive any of the proceeds from the sale by the selling stockholders of their shares of our common stock covered by this prospectus.

In order to comply with the securities laws of some states, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in some states, the shares may not be sold unless they have been registered or qualified for sale or any exemption from registration or qualification requirements is available and is complied with.

Any underwriters, broker-dealers or agents that participate in the sale of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. As a result, any profits on the sale of the shares of common stock and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriters, broker-dealers or agents may be entitled, under agreements entered into with us or the selling stockholders, to indemnification against or contribution toward certain civil liabilities, including liabilities under the Securities Act. The terms of any indemnification provisions will be set forth in a prospectus supplement.

To the extent required, the shares to be sold, the names of the selling stockholders and any underwriters, broker-dealer or agent involved, the respective purchase prices and public offering prices, the proceeds that we or the selling stockholders will receive, any underwriting discounts and other items constituting underwriters’ compensation and any discounts or commissions allowed or reallowed or paid to broker-dealers or paid to agents with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

Under the registration rights agreement, we have agreed to indemnify the selling stockholders, their partners, directors, officers, affiliates, members, employees and controlling persons and any underwriters of the common stock covered by this registration statement and their controlling persons against certain liabilities, including specified liabilities under the Securities Act, or to contribute with respect to payments which the selling stockholders may be required to make in respect of such liabilities. The selling stockholders have agreed to indemnify us for liabilities arising under the Securities Act with respect to written information furnished to us by them or to contribute with respect to payments in connection with such liabilities.

We have agreed to pay all of the costs, fees and expenses incident to our registration of the resale of the selling stockholders’ common stock, excluding any commissions, fees and discounts of underwriters, brokers, dealers and agents.

Pursuant to NASD Conduct Rule 2710(c)(2)(C), the maximum compensation to be received by the underwriters in connection with any offering of common stock made under this prospectus will not exceed 8% of the maximum proceeds of such offering. If more than 10% of the net proceeds of any offering of common stock made under this prospectus will be received by NASD members participating in the offering or affiliates or associated persons of such NASD members, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP will pass upon the validity of the common stock offered by this prospectus. Paul, Weiss, Rifkind, Wharton & Garrison LLP has represented certain of the Caxton-Iseman stockholders from time to time.

EXPERTS

The consolidated financial statements of Anteon International Corporation and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated February 14, 2003, contains an explanatory paragraph that states that effective January 1, 2002, we adopted the provisions of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangibles.”

The financial statements of Information Spectrum, Inc. as of November 30, 2002 and 2001, and for each of the years in the three-year period ended November 30, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the reports of Grant Thornton LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Copies of these reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials can also be obtained from the Public Reference Room of the SEC by mail at prescribed rates. For more information about the Public Reference Room of the SEC, you can call the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains the information that we have filed with them. The address of the SEC’s website is http://www.sec.gov. In addition, information about us may also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of its date.

Prospectus Supplement

Prospectus

Incorporation of Documents by Reference	1
The Company	2
Recent Developments	2
Risk Factors	3
Caution Regarding Forward-Looking Statements	13
Use of Proceeds	14
Unaudited Pro Forma Condensed Consolidated Financial Information	14
Selling Stockholders	18
Plan of Distribution	20
Legal Matters	23
Experts	23
Where You Can Find More Information	23

3,600,000 Shares

Anteon International Corporation

Common Stock

Goldman, Sachs & Co.